                                     WANTED
                                     ------


                      GRAPHIC: BARREL OF OIL LABELED "UPR"



                              750 MILLION BARRELS

o LAST YEAR, in a sworn submission to the Internal Revenue Service(1), Union Pacific Resources (UPR) asserted that it could not meet its publicly stated 10% growth targets without a multi-billion dollar acquisition of 750 million barrels of oil equivalent (BOE) of proved reserves(2).

o LAST WEEK, UPR amazingly claimed it no longer needs a major acquisition to meet its growth targets(3).

                         WHERE DID UPR FIND THE NEEDED
                      750 MILLION BOE OF PROVED RESERVES?

Let's settle this issue once and for all. It's easy to find the truth. All UPR has to do is:

        1. Hire a reputable INDEPENDENT PETROLEUM ENGINEERING FIRM to issue a reserve report on its proved reserves on a company-wide basis, as Pennzoil does annually(4); and

        2. Reveal UPR's PROJECTIONS FOR PRODUCTION AND RESERVES showing how UPR has suddenly and mysteriously "solved" the problem confidentially disclosed to the IRS last year.

               LET'S FIND THE TRUTH AND STOP THE CONTRADICTIONS.
                   WHERE ARE THE 750 MILLION BARRELS OF OIL?


                                [PENNZOIL LOGO]


SEPTEMBER 25, 1997
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(1) From a sworn submission to the Internal Revenue Service dated June 3, 1996 by Union Pacific Corporation and Union Pacific Resources Group Inc.
    (page 7).
(2) This equals 128% of UPR's total proved reserves at the end of 1996, calculated using the ratio of 1 barrel per 6,000 cubic feet. See UPR's Annual Employees' Report to Shareholders 1996 (page 26).
(3) Letter from UPR CEO Jack Messman to shareholders and analysts, September 17, 1997 (page 7).
(4) Form 10-K filed with the Securities and Exchange Commission March 4, 1997 (page 3), included in Pennzoil Company's 1996 Annual Report.